Exhibit 99.1

www.battlemtngold.com TSX.V – BMG OTC PINK - BMTNF

DRILL PROGRAM BEGINS ON SCHEDULE AT LEWIS GOLD PROJECT

Vancouver, British Columbia August 30, 2016 - Battle Mountain Gold Inc. (“Battle Mountain” or the “Company”) (TSX-V: BMG) advises that further to our news release of July 27, 2016, the Company's diamond drill program at the Lewis Gold Project in Nevada commenced on schedule on August 16, 2016.

As of August 29th the first hole, V16C-01, of a planned 12-hole diamond drill-program has been completed to a target depth of nearly 300 meters (982 feet). The collar-site of the second hole, V16C-02, is located on the same drill-pad. Our news release of July 27th contains a number of technical exhibits including a plan view of the expected drill holes in the diamond drill program.

To find out more about Battle Mountain Gold Inc. please visit our website at www.battlemtngold.com.

On behalf of the Board of Directors of
BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”

Chet Idziszek, President

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes and is qualified by the following Cautionary Statements.

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans, related financing plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment, the scope and timing of exploration programs, and statements about financings not yet arranged or completed. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions, our estimates or opinions change, other than as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, the capital markets, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.